ıllTUNEGO

INVESTOR PRESENTATION   INVEST TODAY

Join the Revolution Transforming the Future of Music

The music industry is evolving, and TuneGO's patented technology is leading the charge. We're building the future of fan engagement, creating opportunities for artists, superfans, and investors. Now, you can own a part of this exciting transformation and **help revolutionize a $95 billion global industry.**[1]

1. Source: _Goldman Sachs_

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ıllTUNEGO

INVEST IN THE FUTURE OF MUSIC

EMPOWER ARTISTS. ENGAGE SUPERFANS. REVOLUTIONIZE THE INDUSTRY.

AwaitingData
Total Amount Received

$500
Minimum Investment

$1.65
Share Price

$10,000
Minimum Amount Being Raised

$1,235,000
Maximum Amount Raised

Over $26 Million Raised to Date In Previous Capital Raises Since Inception

As Featured In

billboard   Forbes   Bloomberg   HYPEBOT.com   yahoo! entertainment   VentureBeat

cheddar   music:)ally   MUSICBUSINESS WORLDWIDE   DIGITAL MUSIC NEWS   MUSIC CONNECTION   Medium

Timing is Everything. Profit from the Superfan Economy.

The music industry is entering a new era, driven by superfans—the most passionate and loyal segment of the market. TuneGO's technology allows artists to connect with superfans directly, unlocking new revenue streams and creating powerful experiences. By investing in TuneGO, you're not only helping shape the future of the music industry - you're also positioning yourself to profit from the rapidly growing superfan economy.









Superfan Economy Growth

The music industry is poised to surpass **$160 billion**[1], with superfans driving the demand for exclusive content and direct artist engagement

1. Source: Goldman Sachs

Patented Technology

TuneGO's innovative platform cuts out the middlemen, allowing artists to monetize their superfans directly

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Start with as little as $500 and align yourself with intuitive forward thinking investors. Larger accredited investors can invest up to $25,000 or more with approval

Scalable & Global

TuneGO is trusted by iconic artists and global music brands, positioning us for rapid international expansion

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A $160+ Billion Market [1] — Your Chance to Invest in the Future of Music

Music is evolving into a superfan-driven economy, with the global music market expected to surpass **$160 billion by 2030** [1]. As artists embrace direct fan engagement, TuneGO is positioned to capitalize on this exponential growth. With a scalable platform and multiple revenue streams, your investment today can grow along with the industry tomorrow.



Exponential Growth Potential

The global music industry is expected to reach **$160+ billion by 2030** [1], creating new opportunities for revenue through direct-to-fan engagement and exclusive content offerings.



Revenue Growth Drivers

TuneGO's platform drives revenue from multiple streams—digital music sales, exclusive fan experiences, and digital collectibles—creating immense growth potential in a rapidly expanding market.



Scalable and Profitable Model

With each artist and fan that joins TuneGO, revenue grows exponentially. This scalable model ensures that as the superfan economy accelerates, so does TuneGO's ability to generate strong returns for investors.

1. Source: Grandviewdata

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UNLOCK DETAILED INSIGHTS

Explore Our Investor Data Room

Access TuneGO's exclusive Data Room, filled with comprehensive information to help you make an informed investment decision. Dive deeper into our financial projections, IP summary, investor presentations, and growth strategies. Get the inside look at TuneGO's market positioning, projected revenue streams, and more. **Here's what's inside:**



One Page Investor Intro
Quick snapshot of TuneGO's key selling points and opportunities

Investor Deck
Detailed insights into our company's mission, technology, and market strategy

Financial Projections & Revenue Drivers
Forecasted growth and the core components driving TuneGO's financial success

IP Summary
Explore the patents and proprietary technology that set TuneGO apart in the music industry

Growth & Exit Strategies
Learn about TuneGO's roadmap for scaling and potential liquidity opportunities

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Unlock the Future of Music – Download the Investor Strategy Presentation

The music industry is undergoing a seismic shift. TuneGO is leading the way with our cutting-edge technology and visionary team. Be part of this transformation by accessing our Investor Strategy Presentation and see why this is the right time to invest.

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Invest in Music. Empower Communities.

TuneGO is not only revolutionizing the music industry but is also committed to making a difference. Our platform supports fair compensation for artists, reduces environmental impact with eco-friendly technology, and empowers local music communities by giving artists the tools to thrive without middlemen. Your investment helps drive positive change for artists, superfans, and communities worldwide.

Fair Artist Compensation

TuneGO ensures that artists get the majority of revenue from their work, eliminating traditional middlemen and increasing their earnings.

Eco-Friendly Technology

Our platform is powered by eco-conscious blockchain technology, reducing the environmental footprint of digital music distribution.

Empowering Music Communities

We support local and independent artists, giving them access to tools that help them engage their superfans and grow their audience.

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Become Part of Something Bigger–Exclusive Perks for TuneGO Investors

Join our growing community of visionary investors and enjoy more than just financial returns. TuneGO offers exclusive perks that deepen your connection to the music industry and bring you closer to the artists and experiences you love.



Exclusive Perks & VIP Experiences

Get early access to private album drops, VIP concert invitations, and meet-and-greet opportunities with iconic artists–experiences reserved only for TuneGO shareholders.



Influence the Future of Music

As a shareholder, you'll be part of a movement that is changing the music industry from within. Your investment gives you the power to shape how artists connect with superfans.



Investor-Only Updates

Be the first to know about TuneGO's growth milestones, upcoming launches, and opportunities to increase your investment–giving you the edge in your investment strategy.

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Trusted by Superstars and Global Music Brands

Industry icons and global music leaders trust TuneGO to power their fan experiences. From Snoop Dogg and Usher to Method Man, and renowned brands like Sony Music Publishing, APM Music, and Primary Wave, TuneGO is the platform of choice for artists and labels looking to engage superfans directly. Join the revolution that's changing the way artists and fans connect.

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Artists Who Value Their Superfans...

Artists are excited to reward their fans with exclusive VIP experiences, special access, and unforgettable moments. Here's what they have to say about connecting with their superfans.

Taylor Swift

"There are fans, and then there are superfans. They are the ones who go above and beyond, helping drive visibility and success. They make me want to find ways to say thank you, with things like exclusive content and surprise meet-and-greets."

Beyoncé

"I'm grateful for every fan that waits outside my shows, buys my albums, or even sends me a message. These are the people who support me, and I want to always find ways to thank them–whether it's through special performances, backstage access, or surprise meet-ups."

Bruno Mars

"I love creating moments for my fans that they'll never forget. Whether it's inviting them on stage or giving them VIP treatment, it's about creating memories that last forever."

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Top Reasons to Invest

Our technology provides the infrastructure for music artists and their fans to be more connected than ever before.



Massive Market Opportunity

The global music industry generated $98.3 billion in revenue in 2023 and is expected to grow to $163 billion by 2030 (65% growth).

Source



Timing is Everything

The next big economic wave in music will be "Superfan" products and experiences, representing an untapped $4.5 billion addressable market opportunity.

Source



Patented Tech

TuneGO invented a proprietary technology platform, secured by 15 granted patents, designed to power Superfan products and experiences at scale.

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Executive Leadership

Our executive team of seasoned entrepreneurs and inventors are no stranger to successful business ventures. We are so excited to bring our newest vision to life.



John Kohl
CEO

Experienced technology investor & technology entrepreneur with extensive industry contacts.



Stacy Haitsuka
CTO

Proven & successful technology entrepreneur who founded NetZero.



Ofek Hayon
COO

Seasoned entrepreneur with over 20 years of international management experience.



Harold MacKenzie
CIO

Technology executive with a proven history of launching innovative products.

The Global Music Market Could Reach $163B by 2030[1]

The global music market, worth $93B in 2023, is surging towards $163B by 2030. Future industry dynamics and positive developments support a booming market over the next

$163B

$114B



decade.

Spotify projects 50 million artists will join the streaming platform by 2030, along with 1 billion users.[2] Superfans make up 20% of the general population, and are proven to spend up to 80% more than the average listener.[3]

TuneGO positions artists to directly capture more of this value by becoming more connected with their top fans than ever before.

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1. Source: Goldman Sachs
2. Source: Music Business Worldwide
3. Source: Luminate Data

Earn Bonus Shares and Maximize Your Investment

Don't miss your chance to earn additional shares by investing within a limited timeframe or exceeding key investment thresholds. The earlier you invest, or the more you contribute, the bigger your reward! It's your chance to secure bonus shares and strengthen your position in the future of the music industry.

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Early Adopter Bonus

Time Based | Amount Based

	START DATE	END DATE	DATE	BONUS SHARES
Bonus 1		11/14/24	Before 11/15/24	20%
Bonus 2	11/15/24	11/30/24	Before 12/1/24	15%
Bonus 3	12/1/24	12/31/24	Before 1/1/25	10%
Bonus 4	1/1/25	1/31/25	Before 2/1/25	5%
Bonus 5	2/1/25	2/14/25	Before 2/15/25	2.5%

Time-based and volume-based bonuses cannot be combined. If a Purchaser qualifies for both time-based and volume-based bonuses, they will receive the higher of the two.

Disclosures & Risk Factors for Investors

All investors should review the risk factors and use of proceeds, also available in the Form C filed with the Securities & Exchange Commission.

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Frequently Asked Questions

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